SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Five Prime Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33830X104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 12

CUSIP NO. 33830X104	13 G	Page 2 of 13

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers X-A, L.P. (“KPCB X-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 360,523 shares, except that KPCB X Associates, LLC (“KPCB X Associates”), the general partner of KPCB X-A, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 360,523 shares, except that KPCB X Associates, the general partner of KPCB X-A, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	360,523
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 33830X104	13 G	Page 3 of 13

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers X-B, L.P. (“KPCB X-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,171 shares, except that KPCB X Associates, the general partner of KPCB X-B, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 10,171 shares, except that KPCB X Associates, the general partner of KPCB X-B, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,171
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 33830X104	13 G	Page 4 of 13

1	NAME OF REPORTING PERSONS KPCB X Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
370,694 shares, of which 360,523 are directly owned by KPCB X-A and 10,171 are directly owned by KPCB X-B. KPCB X Associates, the general partner of KPCB X-A and KPCB X-B, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		370,694 shares, of which 360,523 are directly owned by KPCB X-A and 10,171 are directly owned by KPCB X-B. KPCB X Associates, the general partner of KPCB X-A and KPCB X-B, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	370,694
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.2%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 33830X104	13 G	Page 5 of 13

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers IX-A, L.P. (“KPCB IX-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 409,574 shares, except that KPCB IX Associates, LLC (“KPCB IX Associates”), the general partner of KPCB IX-A, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 409,574 shares, except that KPCB IX Associates, the general partner of KPCB IX-A, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	409,574
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.4%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 33830X104	13 G	Page 6 of 13

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers IX-B, L.P. (“KPCB IX-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,647 shares, except that KPCB IX Associates, the general partner of KPCB IX-B, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 12,647 shares, except that KPCB IX Associates, the general partner of KPCB IX-B, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,647
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 33830X104	13 G	Page 7 of 13

1	NAME OF REPORTING PERSONS KPCB IX Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

422,221 shares, of which 409,574 are directly owned by KPCB IX-A and 12,647 are directly owned by KPCB IX-B. KPCB IX Associates, the general partner of KPCB IX-A and KPCB IX-B, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

422,221 shares, of which 409,574 are directly owned by KPCB IX-A and 12,647 are directly owned by KPCB IX-B. KPCB IX Associates, the general partner of KPCB IX-A and KPCB IX-B, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	422,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.5%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 33830X104	13 G	Page 8 of 13

ITEM 1(A).	NAME OF ISSUER

Five Prime Therapeutics, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES Two Corporate Drive South San Francisco, California 94080

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership, Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership, KPCB X Associates, a California limited liability company, Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership, Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership, and KPCB IX Associates, a California limited liability company,. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, California 94025

ITEM 2(C).	CITIZENSHIP See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Common Stock, $.001 par value.

ITEM 2(D)	CUSIP NUMBER 33830X104

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2013:

CUSIP NO. 33830X104	13 G	Page 9 of 13

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership or operating agreements of the Reporting Persons, as applicable, and the general and limited partners or members of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

CUSIP NO. 33830X104	13 G	Page 10 of 13

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 33830X104	13 G	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Theodore Schlein
Theodore E. Schlein, Managing Member

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Theodore Schlein
Theodore E. Schlein, Managing Member

KPCB X ASSOCIATES, LLC, a California limited liability company

By:	/s/ Theodore Schlein
Theodore E. Schlein, Managing Member

KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P., a California limited partnership

By: KPCB IX ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Theodore Schlein
Theodore E. Schlein, Managing Member

KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P., a California limited partnership

By: KPCB IX ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Theodore Schlein
Theodore E. Schlein, Managing Member

KPCB IX ASSOCIATES, LLC, a California limited liability company

By:	/s/ Theodore Schlein
Theodore E. Schlein, Managing Member

CUSIP NO. 33830X104	13 G	Page 12 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

CUSIP NO. 33830X104	13 G	Page 13 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2014

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Theodore Schlein
Theodore E. Schlein, Managing Member

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Theodore Schlein
Theodore E. Schlein, Managing Member

KPCB X ASSOCIATES, LLC, a California limited liability company

By:	/s/ Theodore Schlein
Theodore E. Schlein, Managing Member

KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P., a California limited partnership

By: KPCB IX ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Theodore Schlein
Theodore E. Schlein, Managing Member

KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P., a California limited partnership

By: KPCB IX ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Theodore Schlein
Theodore E. Schlein, Managing Member

KPCB IX ASSOCIATES, LLC, a California limited liability company

By:	/s/ Theodore Schlein
Theodore E. Schlein, Managing Member